John Hancock Hedged Equity & Income Fund

Notification of Sources of Distribution

This notice provides shareholders of the John Hancock Hedged Equity & Income Fund (NYSE: HEQ) with important information concerning the distribution declared on June 2, 2014 and payable on June 30, 2014. No action is required on your part.

Distribution Period:	June 2014

Distribution Amount Per Common Share:	$0.3760

The following table sets forth the estimated sources of the current distribution, payable June 30, 2014, and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short term capital gains; net realized long term capital gains; and return of capital or other capital source. All amounts are expressed on a per common share basis and as a percentage of the distribution amount.

				% Breakdown
				of the Total
			Total Cumulative	Cumulative
		% Breakdown	Distributions for	Distributions
	Current	of the Current	the Fiscal Year to	for the Fiscal
Source	Distribution ($)	Distribution	Date ($)[1]	Year to Date[1]

Net Investment Income	0.1352	36%	0.3138	42%
Net Realized Short-
Term Capital Gains	0.0000	0%	0.0000	0%
Net Realized Long-
Term Capital Gains	0.2408	64%	0.4382	58%
Return of Capital or
Other Capital Source	0.0000	0%	0.0000	0%

Total per common share	0.3760	100%	0.7520	100%

Average annual total return (in relation to NAV) for the period commencing on May 26, 2011
and ending on May 31, 2014	9.34%

Annualized current distribution rate expressed as a percentage of NAV as of May 31, 2014	7.52%

Cumulative total return (in relation to NAV) for the fiscal year through May 31, 2014	4.69%

Cumulative fiscal year-to-date distribution rate expressed as a percentage of NAV as of May
31, 2014	3.76%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution plan.

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

The Fund has declared the June 2014 distribution pursuant to the Fund’s managed distribution plan (the “Plan”). Under the Plan, the Fund makes fixed quarterly distributions in the amount of $0.3760 per share, which will continue

1 The Fund’s current fiscal year began on January 1, 2014, and will end on December 31, 2014.

to be paid quarterly until further notice. This fixed amaunt was based upon an annual distribution rate of 8.00% of the Fund's net asset value of $18.80 on August 31, 2013 at the time the Plan was last amended.

If you have questions or need additional information, please contact your financial professional or call the John Hancock Investments Closed-End Fund Information Line at 1-800-843-0090, Monday through Friday between 8:00 a.m. and 7:00p.m., Eastern Time.